82-3118

B[illegible]ST AVAILABLE COPY

FORTIS

Solid partners, flexible solutions

dw 6/30

Results first quarter 2004

Press release

Brussels / Utrecht, 26 May 2004

FORTIS

Solid partners, flexible solutions

Strong operating performance in first quarter of 2004

Net profit EUR 1,275 million; best ever quarterly result

First quarter of 2004 (versus first quarter of 2003)

- **Net Operating Profit rose by EUR 1,477 million to EUR 1,024 million.** Net operating profit before realized capital gains increased with 41% to EUR 541 million and by 65% excluding Seguros Bilbao and Assurant (previously Fortis, Inc.). Stock markets contributed EUR 181 million, compared with a loss of EUR 1,249 million in the first quarter of 2003. Net realized capital gains were reduced by 27% to EUR 302 million.

- **Net Profit increased by EUR 1,728 million to EUR 1,275 million,** benefiting from EUR 251 million of non-operating items representing the realized gain on the sale of Seguros Bilbao and of 65% of Assurant.

- **Net Operating Profit in the Banking business increased by 82% to EUR 653 million.** Excluding realized capital gains the net operating profit increased by 94% to EUR 342 million due to higher revenues, lower value adjustments and lower operating expenses.

- **Net Operating Profit in the Insurance business increased by EUR 1,123 million to EUR 417 million.** Stock markets contributed EUR 151 million, compared with a loss of EUR 1,089 million in the first quarter of 2003. Net operating profit before realized capital gains increased 14%, excluding Seguros Bilbao and Assurant, owing to better results in Non-life and lower operating costs.

Key figures (in EUR million)

	Quarterly results								
	Q1 2004		Q1 2003		% change	% change [1]	Q4 2003		% change
Net operating profit before realized capital gains		541		383	*41*	65		548	*(1)*
Banking	342		177		*94*		343		*0*
Insurance	239		252		*(5)*	*14*	246		*(3)*
General	(40)		(46)		*(13)*		(41)		*(4)*
Net realized capital gains [2]		302		413	*(27)*			49	*
Net operating profit before value adjustments on the equity portfolio		843		796	*6*	*11*		597	*41*
Net value adjustments on the equity portfolio		181		(1,249)	*			274	*(34)*
Realized	*(93)*		*(33)*		*		*(191)*		*(51)*
Unrealized	*274*		*(1.216)*		*		*465*		*(41)*
Net operating profit		**1,024**		**(453)**	*			**871**	***18***
Banking	653		359		82		307		*
Insurance	417		(706)		*	*	586		*(29)*
General	(46)		(106)		*		(22)		*
Non-operating items		251		0	*			(22)	*
Net profit		**1,275**		**(453)**	*			**849**	***50***

[1] *Excluding Seguros Bilbao and Assurant.*
[2] *Excluding equity portfolio.*

Fortis CEO Anton van Rossum:

"Fortis delivered a strong operating performance in the first quarter of 2004, building on the performance improvement in both the banking and the insurance activities achieved during the latter half of last year. Our performance to-date confirms that we have adapted our group to deliver attractive results even in a difficult economic environment. Fortis is therefore well positioned to benefit from improved market conditions, as and when they occur.

Our focus remains on improving our customer service and growing our core businesses in the Benelux, while keeping our costs flat. At the same time, we will seek to further expand certain businesses in which we have a competitive advantage on a European or a global basis. These include commercial banking, selected merchant banking activities, investor services and bancassurance.

The first-quarter performance gives us confidence that our original expectations for the current year results will be met. As we said earlier, the ongoing operating improvements in the businesses together with the value adjustments on our equity portfolio, barring unforeseen circumstances, should compensate for the reduction in net operating profit due to the sale of Seguros Bilbao and Assurant and with the stock markets at today's levels, will result in a higher net operating profit for Fortis as a whole in 2004."

First quarter of 2004 (versus fourth quarter of 2003)

- **Net operating profit rose by 18% to EUR 1,024 million**. Net operating profit before realized capital gains was stable at EUR 541 million. Net realized capital gains on bonds were higher, but were partially offset by lower positive value adjustments on the equity portfolio.

- **Net profit increased by 50% to EUR 1,275 million,** including the capital gains realized on the sale of Seguros Bilbao and of 65% of Assurant.

- **Net operating profit in the Banking business more than doubled to EUR 653 million.** Net interest income and commissions were stable and net realized capital gains were higher during the first quarter. Net operating profit before realized capital gains remained stable at EUR 342 million.

- **Net operating profit in the Insurance business decreased by 29% to EUR 417 million,** largely due to lower positive value adjustments on the equity portfolio and realized capital gains on bonds. Net operating profit before realized capital gains, excluding Seguros Bilbao and Assurant, increased by 17%.

	Q1 2004	**Q1 2003**
Net equity (in EUR billion)	13.4	10.3
Return on Equity (in %)[1]	33	(6)
Per Share:		
• Net Operating Profit	0.79	(0.35)
• Net profit	0.98	(0.35)
• Net equity	10.34	7.97
Weighted average shares (in thousands)	1,298,200	1,295,380

[1] *Annualized*

Banking activities

Net operating profit increased by 82% to EUR 653 million, compared to the first quarter of 2003. Net operating profit before realized capital gains advanced 94% to EUR 342 million. Total revenues, net of interest expense, rose by 2% as a result of strong improvements in net interest income (+10%) and commissions (+16%), offset by a lower trading result. Net realized capital gains on bonds remained stable. Value adjustments were down 44%. Operating expenses remained tightly managed and went down 2% compared with the first quarter of 2003, resulting in a cost / income ratio of 55.4%. Value adjustments on the equity portfolio contributed EUR 37 million compared with a loss of EUR 95 million last year.

Key figures [1]

In EUR million	Quarterly results				
	Q1 2004	Q1 2003	% change	Q4 2003	% change
Total revenues, net of interest expense	2,244	2,205	2	1,776	26
Net interest income	1,157	1,049	*10*	1,164	*(1)*
Commissions	493	426	*16*	486	*1*
Realized capital gains	416	405	*3*	(74)	*
Other income	178	325	*(46)*	200	*(11)*
Value adjustments	(108)	(192)	*(44)*	(190)	*(43)*
Operating expenses	(1,285)	(1,313)	*(2)*	(1,253)	3
Operating profit before taxation	851	700	22	333	*
Net operating profit before realized capital gains	342	177	*94*	343	*0*
Net realized capital gains [2]	274	277	*(1)*	(6)	*
Net operating profit before value adjustments on equity portfolio	616	454	36	337	83
Net Value adjustments on equity portfolio	37	(95)	*	(30)	*
Realized	*1*	*(12)*	*	*(49)*	*
Unrealized	*36*	*(83)*	*	*19*	82
Net operating profit	**653**	**359**	***82***	**307**	*

[1] Excluding FB Insurance.
[2] Excluding equity portfolio.

- **Net interest income** for the first quarter of 2004 was EUR 1,157 million, 10% higher than in the first quarter of last year. This was mainly the result of higher volumes of savings accounts and slightly improved deposit margins. Net interest income came down slightly compared with the fourth quarter of 2003, as the negative impact of realized capital gains on bonds and flatter yield curves on average outweighed the rise in customer volumes.

- **Net commission** income was up 16% to EUR 493 million as a result of higher stock market levels and increased activity. Assets-under-management fees rose by 21% to EUR 187 million and net brokerage fees increased by 19% to EUR 106 million. Net commissions remained stable compared with the last quarter of 2003.

- **Net realized capital gains** were at the same high level as the first quarter of last year, benefiting from the low-yield environment.

- **Other income went down by 46% to EUR 178 million.** This was mainly due to lower results on financial transactions as a result of losses incurred in the proprietary trading activity of Global Markets, while trading results in the first quarter of 2003 were particularly strong.

- **Value adjustments** were sharply lower (-44%) than last year, amounting to EUR 108 million in the first quarter of 2004 (first quarter of 2003: EUR 192 million).

- **Operating expenses** continued to be controlled tightly, decreasing by 2% compared with the first quarter of 2003. Compared with the average cost level in 2003, operating expenses remained stable in the first quarter of 2004. Staff costs decreased 3% and the number of FTE's decreased by 2,083 to 36,951 compared to the end of the first quarter of 2003. The cost / income ratio came to 55.4%.

- **Risk-weighted commitments** increased by 7% to EUR 173 billion in the first quarter of 2004 on the back of an EUR 18 billion increase in loans to customers.

	Q1 2004	Q1 2003	Q4 2003
Cost / income ratio	55.4	57.4	64.7
RWC (EUR billion) [1]	173.1	150.5	161.5
Credit loss ratio (in bp)	24 [2]	40 [2]	47 [3]
Tier 1 ratio	7.7	8.2	7.9
Capital adequacy ratio	12.0	13.0	12.4

[1] *End of period.*
[2] *Annualized.*
[3] *Full year.*

Insurance activities

Net operating profit in the Insurance business increased by EUR 1,123 million to EUR 417 million compared with the first quarter of 2003. Excluding Seguros Bilbao and Assurant net operating profit increased by EUR 1,180 million. Net operating profit before realized capital gains, excluding Seguros Bilbao and Assurant, increased by 14%, owing to better results in Non-life and lower operating costs. The combined ratio stood at 99%. Value adjustments on the equity portfolio contributed EUR 163 million compared with a loss of EUR 1,098 million in the first quarter of last year. Net realized capital gains came down by EUR 106 million to EUR 28 million.

Key figures (Excluding Seguros Bilbao and Assurant)

In EUR million	Q1 2004		Q1 2003		% change		Q4 2003		% change	
					Quarterly results					
Net premiums		3,321		3,678		*(10)*		3,155		5
Life	*2,362*		*2,768*		*(15)*		*2,167*		*9*	
Non-life	*959*		*910*		*5*		*988*		*(3)*	
Operating expenses		(653)		(642)		2		(759)		*(14)*
Commissions	*(284)*		*(285)*		*0*		*(264)*		*8*	
Operating costs	*(322)*		*(329)*		*(2)*		*(350)*		*(8)*	
Technical results										
Life		172		168		2		194		*(11)*
Non-life		83		81		2		24		*
Net operating profit before realized capital gains		197		172		*14*		169		*17*
Net realized capital gains [1]		28		134		*(79)*		63		*(55)*
Net operating profit before value adjustments to equity portfolio		225		306		*(27)*		232		*(3)*
Net value adjustments to equity portfolio		163		(1,098)		*		282		*(42)*
Realized	*(100)*		*(20)*		*		*(142)*		*(29)*	
Unrealized	*263*		*(1,078)*		*		*424*		*(38)*	
Net operating profit		**388**		**(792)**		*		**514**		***(25)***
Net operating profit Seguros Bilbao/ Assurant		29		86		*(66)*		72		*(59)*
Net operating profit – Total		**417**		**(706)**		*		**586**		***(29)***

[1] *Excluding equity portfolio.*

- **Net Life premiums, excluding Seguros Bilbao and Assurant**, decreased by 15% to EUR 2,362 million compared with the first quarter of 2003.

  In the Netherlands, gross Life premiums dropped as a result of a shift towards more profitable products. Single premiums came down by 21% as a result of an increase in rates but were partially offset by a 6% rise in more profitable regular premiums. Group life increased by 17%.

  In Belgium, gross Life premiums dropped as a result of the lower interest rate environment compared with the first quarter of last year when premiums reached exceptional levels in anticipation of reductions in rates. Traditional and universal individual life premiums declined significantly, offset by an improvement in unit-linked premiums. Regular premiums in Belgium were maintained at the same level as last year. At Fortis AG, employee benefits rose by 22%.

- **Technical results of Life, excluding Seguros Bilbao and Assurant**, improved by 2% due mainly to better results at Fortis Assurances in France and FB Insurance.

- **Net Non-life premiums, excluding Seguros Bilbao and Assurant**, increased by 5% to EUR 959 million as all product lines and all entities benefited from rate increases and new business.

  In the Netherlands, net Non-life premiums increased by 3% mainly as a result of an improvement in Accident & Health premiums, where we benefited from legislation amendments relating to sick leave.

In Belgium, net Non-life premiums increased by 7%, driven mainly by healthcare and new underwriting in motor.

- **Technical results of Non-life, excluding Seguros Bilbao and Assurant,** improved by 2% to EUR 83 million. Except FB Insurance, all companies posted better results. Technical results in Accident & Health and Fire improved owing to higher premiums and lower claims. Motor and Other lines recorded lower technical results, due to higher claims ratios.

- **Operating expenses, excluding Seguros Bilbao and Assurant**, increased by 2%. Commissions remained stable. The 2% decrease in operating costs was largely accounted for by Fortis ASR, which benefited from the first results of the integration process announced last year.

- **Excluding Seguros Bilbao and Assurant, the combined ratio was 99%**, compared with 98% in 2003, due mainly to higher claims in Property and Casualty.

Excluding Seguros Bilbao and Assurant	**Q1 2004**	**Q1 2003**	**Q4 2003**
Combined ratio	99	98	102
Cost ratio	35	35	33
Claims ratio	64	63	69
Assets under Management	70,416	56,635	65,193
FTEs	13,014	13,188	12,874

Solvency

Net core capital is calculated conservatively. It excludes any unrealized capital gains on the bond portfolio, goodwill, and any elements of Embedded Value.

in EUR billion	31 March 2004	31 December 2003
Net core capital	**19.6**	**18.5**
Legally required minimum	10.2	10.1
Surplus above legally required minimum	9.4	8.4
Surplus above legally required minimum (as %)	92	83
Fortis's floor	16.1	16.1
Surplus above Fortis's floor	3.5	2.4
Surplus above Fortis's floor (as %)	22	15

Developments per business

I. Network Banking

- **Net Operating Profit up from EUR 54 million to EUR 567 million**
- **Ongoing cost savings, continuing decrease in FTEs**
- **Continued strong results in Commercial Banking**

Network Banking's net operating profit improved from EUR 54 million to EUR 567 million. This improvement was largely due to the good performance of FB Insurance, which saw a EUR 314 million in unrealised and realised capital gains. The total revenues of Network Banking's core businesses (Retail Banking, FB Insurance and Commercial Banking) went up by 11%. This was largely due to higher interest income, increased commissions and lower value adjustments to the loan portfolio. Costs remained under control and FTEs dropped from 18,560 at year-end 2003 to 18,110.

Retail Banking Belgium achieved better results than last year. Total income rose by 16% thanks to higher net interest income and increased commissions. The rise in net interest income was primarily due to savings accounts where both margins and volumes improved significantly. Value adjustments declined substantially. Operating costs remained under control. The reduction in the number of branches is on schedule. Twenty-one branches were merged in the first quarter. Fortis Bank now has 1,323 branches in Belgium. The number of FTEs decreased by 680 to 9,898 compared to the first quarter of last year. Staff costs fell accordingly. The electronic banking service continued to expand. More than 620,000 customers now use the PC Banking services intensively. Customer retention remained very high.

Retail Banking Netherlands performed well in the first quarter of 2004. Total income increased by 14%. Net interest income came in higher thanks to better mortgage volumes with enhanced margins. Commission income benefited from improved market conditions, which boosted income from securities and funds under management. Value adjustments were in line with last year.

At **Retail Banking Luxembourg,** total income benefited from a better market environment, but this was offset by a small rise in operating costs. Value adjustments were higher than last year, when they were low as a result of some exceptional releases of provisions.

At **FB Insurance,** Life net earned premiums decreased by 30% to EUR 566 million, owing to anticipation in the first quarter of 2003 of the reduction in guaranteed interest rates in April and July 2003. Non-life net earned premiums increased by 4% to EUR 42 million as a result of higher premiums at Motor and Fire.

Commercial Banking continued its very strong performance in the first quarter. Total income increased by 7% compared to the first quarter of 2003. Interest income came in higher and value adjustments remained stable. Operating expenses decreased.

Commercial Banking outside the Benelux continued its strong performance. This endorsed the decision taken three years ago to adopt the 'Act as One' strategy, by which the unique European network of more than 100 business centres provides medium-sized companies with the same services throughout Europe. Business centres were opened recently in Munich, Marseilles, Turin and Seville.

Leasing and factoring activities are performing very well. Fortis Lease Group has opened a subsidiary in Milan. The Italian market has grown rapidly to become Europe's second-largest leasing market, after Germany. It is Fortis Lease's ambition to be one of the top five cross-border leasing companies in terms of net operating profit. Fortis Lease Group as a whole currently ranks sixth among leasing companies with European coverage.

II. Merchant Banking

- **Net operating profit up 13% to EUR 97 million**
- **Good business activity across Merchant Banking**
- **Significant fall in loan loss provisions**
- **Regulatory approval of the new Value-at-Risk model**
- **RMB licence granted to Fortis Bank Shanghai Branch**

Merchant Banking results for the first quarter of 2004 were on target, driven by the recovery in Corporate & Investment Banking activities. At the same time, loan loss provisions came in at EUR 29 million, well below expectations. Net operating profit totalled EUR 97 million compared to EUR 86 million last year. Merchant Banking had a workforce of 2,745 FTEs at the end of March, a 5% increase on the first quarter of last year, due to some changes between the businesses within the bank.

All areas of expertise within global market activities benefited from increasing business volumes, especially foreign exchange, credit derivatives and equity activities. The derivatives section drove the results of fixed income, whereas futures' trading results were disappointing. New Issue activity was rather low due to slower retail demand. Nevertheless, Merchant Banking lead-managed interesting deals for Umicore, Daimler Chrysler and General Electric Capital Corp.

All parts of Corporate & Investment Banking benefited from the pick-up in economic activity and increased customer focus. The best results were achieved in shipping finance, trade & commodity finance and export and project finance. Institutional Banking & Funds took advantage of the improved investment environment to increase both business with its core customers and assets under management and custody.

Private equity activity has picked up and contributed positively to the Merchant Banking result.

Fortis Bank has received approval from the Belgian banking regulator for its newly developed Value-at-Risk model. The model will be used not only for internal risk monitoring but also for external solvency reporting.

The China Banking Regulatory Commission has granted Fortis Bank Shanghai Branch an RMB licence, which will enable the branch to extend RMB banking facilities to, and accept RMB deposits from, both foreign invested and Chinese enterprises, as well as to accept foreign currency deposits from all customers. It will considerably help Fortis to expand its Merchant Banking activities in China (corporate banking, commodity finance etc).

III. Investment services

Private Banking & Trust

- **Net operating profit up by 56% to EUR 39 million compared with the first quarter of 2003**
- **Assets under management up 4% from December 2003, to EUR 52 billion**
- **Costs flat compared with the first quarter of 2003**

Net operating profit for the first quarter of 2004 was 56% higher than the first quarter 2003. Net operating profit came to EUR 39 million. This increase was driven both by increased revenues and flat costs. The latter is the consequence of cost control initiatives launched in 2003.

Revenues increased due to four factors: ongoing implementation of the new service offering in the different MeesPierson entities, which attracted new clients; the introduction of a wider service and product offering to existing and new clients; a higher asset base; and the pickup of the markets.

Leveraging last year's successful integration of Intertrust and sharpening the focus on client acquisition resulted in a higher net intake of new trust arrangements and a healthy growth of trust revenues during the first quarter of 2004 compared with the same period in 2003. To consolidate its position as a leading firm in

Trust & Corporate Services, MeesPierson Intertrust took over the accountancy, tax and business advisory services of Mathew Edwards & Co on the Isle of Man and in London with effect from 1 January 2004.

New product and service development efforts launched in 2003 were continued intensively. Major milestones of the MeesPierson Service Offering in the first quarter included the successful launch of Charity Management in Asia and Private Insurance in Belgium. MeesPierson also took over fund management of Innocap private equity fund (a former NIB Capital affiliate), incorporating it into its BOAZ fund.

Finally, a survey conducted by *Euromoney* magazine among industry peers rated MeesPierson the best global bank in servicing clients with inherited wealth as well as number one in succession planning and in managing charitable activities.

Fortis Investments

- **Net operating profit down 9% to EUR 10 million**
- **Assets under management increased by 4% to EUR 81 billion**
- **Record breaking mutual fund launch in China**
- **Acquisition and integration of Japanese Equity capability from WestAM**
- **First pan-European co-operation agreement signed for corporate social responsibility (CSR) proxy voting**

Assets under management at Fortis Investments increased by EUR 3 billion to EUR 81 billion (+4%), while net operating profit came at EUR 10 million in the first quarter of 2004. In the Distribution Partners business, net new cash stood at EUR 0.4 billion. Net new cash in the Institutional business amounted to EUR 0.7 billion. Costs remained firmly under control, but the integration of West AM Japan and a writedown on a participating interest in the US led to EUR 5 million increase in costs relative to the first quarter of last year.

Fortis Investments' joint venture, Fortis Haitong Investment Management Co. Ltd., concluded the launch of its second mutual fund in the Chinese domestic market in March, setting a milestone for the fund management industry and the securities market in China. Supported by the strong brand name of the company and the superior performance of its first fund, this second fund attracted subscriptions of RMB 13.15 billion (EUR 1.3 billion), becoming the single largest mutual fund and the largest IPO for all mutual funds in China to date. The Fortis Haitong office in Shanghai has now become a fully-fledged investment centre for Fortis Investments, specializing in Chinese equities.

Together with Deminor Rating, a provider of comprehensive corporate governance services, Fortis Investments signed the first pan-European co-operation agreement of its kind in relation to corporate social responsibility (CSR) proxy voting. With this agreement, Fortis Investments believes itself to be the first fund management company to systematically use its voting rights, on a pan-European basis, to approve or disapprove individual companies' reports and accounts on the basis of CSR disclosure adequacy.

Information Banking

- **Net operating profit up 27% to EUR 14 million**
- **Strong performance in securities lending and arbitrage**
- **Commissions and fees were depressed due to increased competition and the weak US dollar**

Net operating profit for the first quarter went up 27% to EUR 14 million. Results were positively influenced by securities lending & borrowing services as well as by fund administration and banking services, which compensated for a decline in income of our clearing activities. The increase of securities lending and arbitrage income outweighed the adverse effects of lower commissions and fees which were depressed due to the increase in competition and to the weak US dollar. FTEs declined by 2% to 1,033.

Both total revenues and operating costs remained stable compared to the first quarter of 2003. Prime Fund Solutions now manages over 1,400 funds and subfunds with total net assets in excess of EUR 52 billion. Fortis Information Banking currently holds assets worth EUR 431 billion in global custody (+11%).

Information Banking has established a partnership with Ordina for outsourcing activities in the field of securities transactions. The partnership will enable both parties to offer an all-in concept. Fortis Bank's global brokerage, clearing and custody services will be combined with Ordina's solutions for securities and banking administration. This will enable financial institutions and asset managers to achieve significant savings and to focus on their core activities.

In January 2004 Prime Fund Solutions Dublin obtained a banking licence from the Irish Central Bank. Clients have responded positively, many of whom have started up businesses after taking their banking business to Fortis. Clients can use Prime Fund Solutions as a one-stop shop rather than having to approach external banks.

Information Banking has been working closely with SecFinex and Société Générale to develop and launch a transparent marketplace for securities lending trades. Building on this relationship, Fortis Bank and Société Générale have agreed to invest in SecFinex in order to ensure the continued development of the electronic marketplace.

IV. Fortis ASR

- **Net operating profit up by EUR 609 million to EUR 173 million**
- **Gross Life premiums down 7% to EUR 990 million**
- **Gross Non-life premiums up 6% to EUR 838 million**
- **Operating costs down 9%**
- **Combined ratio stable at 99%**

Net operating profit in the first quarter of 2004 rose to EUR 173 million from a loss of EUR 435 million in the comparable period of last year. The main reason for the turnaround is the recovery in the equity markets from their low in March 2003. Net operating profit before realized capital gains increased 16% to EUR 74 million.

Gross premium income in the first quarter remained virtually unchanged at EUR 1,827 million (-1%) compared to the first quarter of 2003.

Gross premium income at Life fell by 7% to EUR 990 million. The 21% decline in the single-premium segment to EUR 392 million is mainly due to the pursued policy of focussing sales on more profitable products. Regular premium policies showed a positive trend generating premium income of EUR 598 million (+6%). At EUR 51 million, net operating profit before capital gains in Life is amply above last year's level (+11%).

Gross premium income at Non-life rose by 6% to EUR 838 million, with Accident & Health (+8% to EUR 537 million) and Fire (+6% to EUR 92 million) showing healthy growth. The rise in Health is mainly attributable to the impact of the Extended Compulsory Sick Pay Act, which came into force on 1 January, and an increase in health insurance. Gross premium income from Motor increased 1% to EUR 129 million. Net operating profit before capital gains in Non-life increased 28% to EUR 23 million, with AOV (occupational disability insurance) and Fire making a strong contribution.

In the first quarter of this year the number of FTEs dropped to 4,707. Fortis ASR benefited from the first results of the integration process announced last year. Operating costs decreased by 9% to EUR 134 million compared to the first quarter of 2003. The combined ratio for Accident & Health decreased to 95% due to lower costs, while the combined ratio for Property & Casualty increased to 103% as a result of higher claims.

V. Fortis AG and Fortis Insurance International

Fortis AG

- **Net operating profit up by EUR 292 million to EUR 110 million**
- **Net Life premiums down 14% to EUR 429 million**
- **Net Non-life premiums up 7% to EUR 218 million**
- **Operating costs stable**
- **Combined ratio decreased to 93%**

Net operating profit was up by EUR 292 million to EUR 110 million. The rise was almost entirely attributable to realized and unrealized capital gains on the equity portfolio. Operating costs remained stable relative to the first quarter of 2003. FTEs fell 1% to 4,493. Fortis AG 's net operating profit before realized capital gains remained unchanged at EUR 60 million (Life -8% to EUR 29 million; Non-life +9% to EUR 31 million).

Total net premiums fell 8% to EUR 647 million, compared with EUR 704 million last year. Net Life premiums dropped 14% to EUR 429 million and net Non-life premiums climbed 7% to EUR 218 million.

Gross premium income in **Life** fell 14% in the first quarter of 2004. Premiums in **Individual Life** dropped 29%. This was due to strong sales in the first quarter of 2003 of fixed-interest products geared to the low level of interest rates at that time. In the first quarter of this year sales of unit-linked products advanced 13%, but these products still account for a small proportion of total premium income. Sales of products with tax benefits soared 42%, owing to the successful launch of the *Vrij Aanvullend Pensioen voor Zelfstandigen* (Voluntary Supplementary Pension for the Self-employed).

Premiums at **Employee Benefits** increased 22% on the first quarter of 2003. Additional growth was generated mainly by the new bridge pension plan, additional one-off premiums in the public sector and the success of the *evolulife* flexible product range. Premium income in Health advanced 18%, owing to ongoing improvements in the product range of the past few years and the related after sales care.

On 1 January 2004 the new *Wet op de Aanvullende Pensioenen* (Supplementary Pensions Act) came into force. Last year, Fortis Employee Benefits started reviewing its products, processes, and communications and making related adjustments to its IT systems. The majority of the work has been completed and attention has been shifted to conforming all pension plans in the portfolio to the new legislation.

Following a lengthy selection procedure, employers and unions in the Food industry appointed Fortis Employee Benefits as manager of its sector pension plan (50,000 participants).

Compared to the first quarter of 2003 gross premium income in **Non-life** climbed 5% to EUR 266 million. The increase is attributable to both continuous growth of the portfolio itself and the measures taken to increase the average premium. Non-life results improved mainly owing to the retail market's good performance; results in the small and medium-sized business market were on a par with last year's. Motor and Fire performed particularly well. The claims ratios in both segments are low and comparable to last year's level.
The combined ratio of Accident & Health decreased to 96% from 103% as a result of lower claims. The combined ratio of Property & Casualty increased slightly to 91% from 90%.

Fortis Insurance International (excluding Seguros Bilbao)

- **Net operating profit increased by EUR 33 million to EUR 31 million due to better results across the board**
- **CaiFor takes the lead in the Spanish Employee Benefits market by integrating recent acquisitions (Swiss Life (España) and Santander Central Hispano Previsión)**
- **Positive impact of focussed restructuring in France**
- **Important new joint venture agreement with Muang Thai represents next step in Asian strategy**

Fortis Insurance International recorded net operating profit before capital gains of EUR 23 million, well above the first quarter of 2003 (+126%). Net operating profit increased by EUR 33 million to EUR 31 million due to better results across the board. FTEs numbered 2,797 at the end of the first quarter, a 4% increase since last year.

Spain
Individual risk premiums at CaiFor are growing rapidly (27% increase), due to the success of life-risk, health, accident and household insurances, whereas unit-linked production slowed down. Managed funds in individual pension plans increased by 28% thanks to the successful launch of new products. The integration of Swiss Life (España) and Santander Central Hispano Previsión will position CaiFor as a leading player in the Spanish Group Life market.

UK
Fortis UK had an encouraging start of the year, with 16% year-on-year gross written premium growth (in local currency), establishing Fortis as one of the largest private car insurers in the country. Sound margins in Motor insurance and higher premiums account for profitability. The strategy of broadening the product mix continues to deliver year-on-year growth in Household and Travel and significant increases in income from the Commercial Lines products targeted at small entrepreneurs and self-employed.

Luxembourg
The bancassurance agreement between Fortis Assurances Luxembourg and Banque Générale du Luxembourg, introduced in 2002, is now up to speed. Mortgage-related Life and Pension products were successfully introduced in the bank network and increased assets under management. Results are in line with expectations. Third-party intermediaries are developing favourably by using the Freedom of Services Directive of the European Union. The domestic distribution network performed well in both the Traditional and Unit-Linked Group products.

France
Last year's major reorganization resulted in significantly reduced overhead and acquisition costs. The new strategy focuses on the pension market and writing more profitable business. Unit-linked contracts already represent 60% of the new business, largely due to the growing success of the new product *"Erinis"*. Productivity of the salaried sales force is strongly increasing thanks to improved underwriting. The company aims to benefit from the tax incentives recently offered by the French government to promote life insurance (*"PERP"*).

Malaysia
Gross written premiums in Life almost tripled compared with the first quarter of 2003, thanks to the successful launch of investment-linked products with capital guarantee and mortgage-related life insurance. In Non-life, the company benefits from a 76% combined ratio.

China
Taiping Life has been rapidly building brand awareness and was able to grow above average market levels, thanks mainly to the agency and group business. The focus is on delivering high-quality service and enhancing product profitability. Recent products introduced were *'Wonderful'* (a 5-year endowment life product without profit sharing) and Unit-linked products supported by a dedicated and specially trained sales force. The company is further consolidating its bancassurance partnerships and is well positioned to gain market share in the next few years. Taiping Life is actively involved in the government-sponsored pillar II pension scheme development programme.

Thailand
Fortis and Muang Thai Group are entering into a strategic bancassurance partnership to expand insurance activities in Thailand together with the third largest bank. Fortis is acquiring 25% of Muang Thai Life Assurance, market leader in life insurance, and 25% of Muang Thai Insurance, as well as 20% of Muang Thai Holding.

Fortis Corporate Insurance (FCI)

FCI sustained the excellent performance it delivered in 2003. Gross written premiums increased by 12% compared with the first quarter of 2003, and net operating profit before capital gains grew by 53%. This can be explained by lower claims in Fire and Liability in the Netherlands, as well as better results in Fleets and Marine in Belgium.

REVIEW REPORT

Introduction

We have reviewed the three-month interim financial information as of 31 March 2004 of Fortis. The interim financial information is the responsibility of the management of Fortis. Our responsibility is to issue a report on the interim financial information based on our review.

Scope

We conducted our review in accordance with generally accepted standards for review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the interim financial information is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the three-month interim financial information as of 31 March 2004 for them to be in conformity with generally accepted accounting principles for interim financial information.

Utrecht, 26 May 2004

KPMG Accountants N.V.

Brussels, 26 May 2004

PricewaterhouseCoopers
Réviseurs d'Enterprises S.C.C.R.L.
represented by
Ph. Barbier and L. Discry

Annexes to report on first quarter figures 2004 of Fortis

Reconciliation operating profit before and after taxation
(in EUR million)

	Gross	*Taxation and minority interests*	*Net*
First quarter 2004			
Operating result	**1,106.5**	**(356.4)**	**750.1**
less: Realized value differences shares	(86.3)	(6.5)	(92.8)
less: Realized value differences other	454.8	(152.8)	302.0
Operating result before realized value differences	**738.0**	**(197.1)**	**540.9**
First quarter 2003			
Operating result	**1,212.7**	**(449.9)**	**762.8**
less: Realized value differences shares	(44.1)	11.5	(32.6)
less: Realized value differences other	617.8	(205.1)	412.7
Operating result before realized value differences	**639.0**	**(256.3)**	**382.7**

Annexes to report on first quarter figures 2004 of Fortis

Consolidated profit and loss account
(in EUR million)

	First quarter 2004	*First quarter 2003*	*Percentage change*
Revenues:			
Insurance premiums	3,754.4	5,162.8	(27)
Interest income	7,952.5	6,455.2	23
Commissions and fees	491.9	425.4	16
Results from financial transactions			
- on behalf of policyholders	545.6	(815.4)	*
- other	353.0	733.5	(52)
Other revenues			
- on behalf of policyholders	88.8	95.4	(7)
- other	492.7	522.9	(6)
Total revenues	13,678.9	12,579.8	9
Interest expense	(6,228.9)	(4,794.4)	30
Total revenues, net of interest expense	**7,450.0**	**7,785.4**	**(4)**
Technical charges insurance	(4,082.3)	(3,738.0)	9
Value adjustments	(113.3)	(201.6)	(44)
Net revenues	3,254.4	3,845.8	(15)
Operating expenses	(2,147.9)	(2,633.1)	(18)
Operating result before taxation	**1,106.5**	**1,212.7**	**(9)**
Taxation	(329.8)	(411.3)	(20)
Operating group profit	776.7	801.4	(3)
Minority interests	26.6	38.6	(31)
Net operating profit before value differences	**750.1**	**762.8**	**(2)**
Value differences on the equity portfolio [1]	274.4	(1,216.0)	
Net operating profit	**1,024.5**	**(453.2)**	*
Non-operating items:			
- Reorganisation provision (Banking)	(11.2)		
- IPO Fortis Assurant	118.7		
- Seguros Bilbao (Insurance)	143.3		
Non-operating items after taxation	250.8		*
Net profit	**1,275.3**	**(453.2)**	*

1) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Annexes to report on first quarter figures 2004 of Fortis

Consolidated balance sheet (before appropriation of profit)
(in EUR million)

	31 March 2004	*31 December 2003*
Assets		
Cash	5,490.7	8,286.4
Trading securities	34,953.8	23,458.2
Investments	152,792.0	157,994.8
Loans and advances to credit institutions	78,518.6	79,445.8
Loans and advances to customers	198,469.4	182,039.2
Reinsurers' share of technical provisions	2,094.3	5,486.6
Deferred acquisition costs	1,543.4	2,788.5
Prepayments and accrued income	35,613.8	28,053.2
Investments on behalf of policyholders	18,107.5	19,946.2
Other assets	18,119.2	15,751.1
Total assets	**545,702.7**	**523,250.0**
Liabilities		
Amounts owed to credit institutions	114,136.9	109,368.4
Amounts owed to customers	204,009.2	187,423.4
Debt certificates	52,762.4	52,278.9
Technical provisions	54,916.7	64,410.1
Technical provisions related to investments on behalf of policyholders	18,202.6	20,379.9
Accruals and deferred income	34,208.9	27,420.9
Other liabilities	38,984.5	34,571.3
Convertible notes	0.0	0.0
Subordinated convertible note *	1,250.0	1,250.0
Subordinated liabilities *	9,931.3	9,923.1
	528,402.5	507,026.0
Fund for general banking risks *	2,209.5	2,209.1
Minority interests in group equity	1,666.4	2,120.7
Net equity	13,424.3	11,894.2
Group equity *	15,090.7	14,014.9
Total liabilities	**545,702.7**	**523,250.0**
* Risk-bearing capital	28,481.5	27,397.1

Annexes to report on first quarter figures 2004 of Fortis

Key figures per share

	First quarter 2004	First quarter 2003
	EUR	EUR
Fortis		
Net operating profit before value differences	0.58	0.59
Net operating profit	0.79	(0.35)
Net profit	0.98	(0.35)
After full conversion [1]	0.96	(0.35)
Net equity	10.34	9.16 [3]
Average number of shares outstanding [2]	1,298,200,094	1,295,379,559
Number of shares outstanding end of period [2]	1,298,200,094	1,298,200,094 [3]

1) *After exercise of warrants and options and full conversion of convertible bonds.*
2) *Upon economical withdrawal of shares issued under the FRESH-agreement.*
3) *Year-end 2003.*

Net equity

Movements in net equity were as follows (in EUR million):

Net equity at 31 December 2003	**11,894.2**
Net profit	1,275.3
Revaluation of investments	57.9
Reversal of revaluation on sale of investments	(71.3)
Taxation	15.7
Goodwill	193.8
Translations differences	74.3
Other changes in net equity	(15.6)
Net equity at 31 March 2004	**13,424.3**

Solvency

	Floor	Cap
Net core capital [1]	19,550.2	19,550.2
Solvency requirement	16,067.8	20,234.2
Solvency surplus / deficit	3,482.4	(684.0)
Net core capital as multiple of solvency target	1.22	0.97

1) *Consists of Group equity, Fund for general banking risks and Tier 1 loans.*

Annexes to report on first quarter figures 2004 of Fortis

Profit and Loss account by sector
(in EUR million)

	Insurance	Banking	General [1]	First quarter 2004 Total
Revenues:				
Insurance premiums	3,754.4			3,754.4
Interest income	686.8	7,405.2	(139.5)	7,952.5
Commissions and fees		492.5	(0.6)	491.9
Results from financial transactions				
- on behalf of policyholders	545.6			545.6
- other	(53.8)	400.7	6.1	353.0
Other revenues				
- on behalf of policyholders	88.8			88.8
- other	295.5	193.6	3.6	492.7
Total revenues	5,317.3	8,492.0	(130.4)	13,678.9
Interest expense	(97.0)	(6,248.3)	116.4	(6,228.9)
Total revenues, net of interest expense	**5,220.3**	**2,243.7**	**(14.0)**	**7,450.0**
Technical charges insurance	(4,082.3)			(4,082.3)
Value adjustments	(5.6)	(107.7)		(113.3)
Net revenues	1,132.4	2,136.0	(14.0)	3,254.4
Operating expenses	(839.7)	(1,284.8)	(23.4)	(2,147.9)
Operating result before taxation	**292.7**	**851.2**	**(37.4)**	**1,106.5**
Taxation	(115.6)	(217.9)	3.7	(329.8)
Operating group profit	177.1	633.3	(33.7)	776.7
Minority interests	10.7	15.9		26.6
Net operating profit before value differences	**166.4**	**617.4**	**(33.7)**	**750.1**
Value differences on the equity portfolio	250.9	35.8	(12.3)	274.4
Net operating profit	**417.3**	**653.2**	**(46.0)**	**1,024.5**
Non-operating items after taxation	105.4	(11.2)	156.6	250.8
Net profit	**522.7**	**642.0**	**110.6**	**1,275.3**
Net interest income		1,156.9		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first quarter figures 2004 of Fortis

Profit and Loss account by sector
(in EUR million)

				First quarter 2003
	Insurance	*Banking*	*General [1]*	*Total*
Revenues:				
Insurance premiums	5,162.8			5,162.8
Interest income	827.4	5,716.0	(88.2)	6,455.2
Commissions and fees		426.3	(0.9)	425.4
Results from financial transactions				
- on behalf of policyholders	(815.4)			(815.4)
- other	165.2	564.3	4.0	733.5
Other revenues				
- on behalf of policyholders	95.4			95.4
- other	358.6	165.2	(0.9)	522.9
Total revenues	5,794.0	6,871.8	(86.0)	12,579.8
Interest expense	(185.8)	(4,666.9)	58.3	(4,794.4)
Total revenues, net of interest expense	**5,608.2**	**2,204.9**	**(27.7)**	**7,785.4**
Technical charges insurance	(3,738.0)			(3,738.0)
Value adjustments	(9.3)	(192.3)		(201.6)
Net revenues	1,860.9	2,012.6	(27.7)	3,845.8
Operating expenses	(1,300.5)	(1,312.8)	(19.8)	(2,633.1)
Operating result before taxation	**560.4**	**699.8**	**(47.5)**	**1,212.7**
Taxation	(182.6)	(244.0)	15.3	(411.3)
Operating group profit	377.8	455.8	(32.2)	801.4
Minority interests	14.8	14.2	9.6	38.6
Net operating profit before value differences	**363.0**	**441.6**	**(41.8)**	**762.8**
Value differences on the equity portfolio [2]	(1,068.8)	(82.8)	(64.4)	(1,216.0)
Net operating profit	**(705.8)**	**358.8**	**(106.2)**	**(453.2)**
Non-operating items after taxation				
Net profit	**(705.8)**	**358.8**	**(106.2)**	**(453.2)**
Net interest income		1,049.1		

1) *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*
2) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Annexes to report on first quarter figures 2004 of Fortis

(in EUR million)

			Insurance
	Gross	*Taxation and minority interests*	*Net*
First quarter 2004			
Operating result	**292.7**	**(126.3)**	**166.4**
less: Realized value differences shares	(94.0)	(6.5)	(100.5)
less: Realized value differences other	40.2	(11.9)	28.3
Operating result before realized value differences	**346.5**	**(107.9)**	**238.6**
First quarter 2003			
Operating result	**560.4**	**(197.4)**	**363.0**
less: Realized value differences shares	(29.3)	9.0	(20.3)
less: Realized value differences other	194.6	(63.0)	131.6
Operating result before realized value differences	**395.1**	**(143.4)**	**251.7**

			Banking
	Gross	*Taxation and minority interests*	*Net*
First quarter 2004			
Operating result	**851.2**	**(233.8)**	**617.4**
less: Realized value differences shares	1.5	(0.0)	1.5
less: Realized value differences other	414.6	(140.9)	273.7
Operating result before realized value differences	**435.1**	**(92.9)**	**342.2**
First quarter 2003			
Operating result	**699.8**	**(258.2)**	**441.6**
less: Realized value differences shares	(14.8)	2.5	(12.3)
less: Realized value differences other	419.3	(142.1)	277.2
Operating result before realized value differences	**295.3**	**(118.6)**	**176.7**

Annexes to report on first quarter figures 2004 of Fortis

Balance sheet by sector
(in EUR million)

	Insurance	Banking	General [1]	31 March 2004 Total
Assets				
Cash	1,005.8	4,771.1	(286.2)	5,490.7
Trading securities		34,953.8		34,953.8
Investments	49,692.4	103,003.7	95.9	152,792.0
Loans and advances to credit institutions	953.7	78,166.8	(601.9)	78,518.6
Loans and advances to customers	9,286.7	192,449.1	(3,266.4)	198,469.4
Reinsurers' share of technical provisions	2,094.3			2,094.3
Deferred acquisition costs	1,543.4			1,543.4
Prepayments and accrued income	1,097.6	34,809.1	(292.9)	35,613.8
Investments on behalf of policyholders	18,107.5			18,107.5
Other assets	6,861.6	13,192.3	(1,934.7)	18,119.2
Total assets	**90,643.0**	**461,345.9**	**(6,286.2)**	**545,702.7**
Liabilities				
Amounts owed to credit institutions	2,428.2	113,531.4	(1,822.7)	114,136.9
Amounts owed to customers		216,167.8	(12,158.6)	204,009.2
Debt certificates	1,487.4	41,261.7	10,013.3	52,762.4
Technical provisions	54,916.7			54,916.7
Technical provisions related to investments on behalf of policyholders	18,202.6			18,202.6
Accruals and deferred income	271.8	33,756.3	180.8	34,208.9
Other liabilities	4,946.2	34,454.0	(415.7)	38,984.5
Convertible notes	0.0			0.0
Subordinated convertible note			1,250.0	1,250.0
Subordinated liabilities	1,172.2	9,739.6	(980.5)	9,931.3
	83,425.1	448,910.8	(3,933.4)	528,402.5
Fund for general banking risks		2,209.5		2,209.5
Minority interests in group equity	731.1	935.3		1,666.4
Net equity	6,486.8	9,290.3	(2,352.8)	13,424.3
Group equity	7,217.9	10,225.6	(2,352.8)	15,090.7
Total liabilities	**90,643.0**	**461,345.9**	**(6,286.2)**	**545,702.7**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first quarter figures 2004 of Fortis

Balance sheet by sector
(in EUR million)

				31 December 2003
	Insurance	*Banking*	*General [1]*	*Total*
Assets				
Cash	1,870.1	6,890.0	(473.7)	8,286.4
Trading securities		23,458.2		23,458.2
Investments	54,093.1	103,799.7	102.0	157,994.8
Loans and advances to credit institutions	3,518.1	77,980.9	(2,053.2)	79,445.8
Loans and advances to customers	10,657.6	174,402.0	(3,020.4)	182,039.2
Reinsurers' share of technical provisions	5,486.6			5,486.6
Deferred acquisition costs	2,788.5			2,788.5
Prepayments and accrued income	1,283.7	27,000.7	(231.2)	28,053.2
Investments on behalf of policyholders	19,946.2			19,946.2
Other assets	6,323.7	10,447.4	(1,020.0)	15,751.1
Total assets	**105,967.6**	**423,978.9**	**(6,696.5)**	**523,250.0**
Liabilities				
Amounts owed to credit institutions	1,821.7	109,036.2	(1,489.5)	109,368.4
Amounts owed to customers		201,805.2	(14,381.8)	187,423.4
Debt certificates	2,071.8	37,938.5	12,268.6	52,278.9
Technical provisions	64,410.1			64,410.1
Technical provisions related to investments on behalf of policyholders	20,379.9			20,379.9
Accruals and deferred income	692.9	26,628.3	99.7	27,420.9
Other liabilities	8,021.5	27,195.6	(645.8)	34,571.3
Convertible notes	0.0			0.0
Subordinated convertible note			1,250.0	1,250.0
Subordinated liabilities	1,336.8	9,566.7	(980.4)	9,923.1
	98,734.7	412,170.5	(3,879.2)	507,026.0
Fund for general banking risks		2,209.1		2,209.1
Minority interests in group equity	750.6	934.7	435.4	2,120.7
Net equity	6,482.3	8,664.6	(3,252.7)	11,894.2
Group equity	7,232.9	9,599.3	(2,817.3)	14,014.9
Total liabilities	**105,967.6**	**423,978.9**	**(6,696.5)**	**523,250.0**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first quarter figures 2004 of Fortis

Assets under management by origin
(in EUR million)

		31 March 2004		*31 December 2003*		*Percentage change*
Investments insurance	49,692.4		54,093.1		(8)	
Investments banking	103,003.7		103,799.7		(1)	
Total investments for own account [1]		152,792.0		157,994.8		(3)
Investments on behalf of policyholders		18,107.5		19,946.2		(9)
- Private Banking	52,229.3		50,147.2		4	
- Asset Management	81,125.3		77,951.0		4	
- Other	19,936.4		18,726.0		6	
- Intercompanies	(19,758.1)		(18,805.7)			
Funds under management		133,532.9		128,018.5		4
Total assets under management		**304,432.4**		**305,959.5**		**(0)**

[1] *This amount also includes the investments which cannot be attributed either to insurance or to banking.*

Funds under management by type of investment
(in EUR million)

				31 March 2004
	Shares	*Land and buildings*	*Debt securities*	*Total*
Private Banking	22,692.3		29,537.0	52,229.3
Asset Management	31,449.3	494.1	49,181.9	81,125.3
Other	1,908.7	503.5	17,524.2	19,936.4
Subtotaal	56,050.3	997.6	96,243.1	153,291.0
Eliminations	(5,416.3)	(113.0)	(14,228.8)	(19,758.1)
Total funds under management	**50,634.0**	**884.6**	**82,014.3**	**133,532.9**

Roll-forward funds under management for the first quarter 2004
(in EUR million)

	Private Banking	*Asset Management*	*Other*	*Eliminations*	*Total*
Closing balance at 31 December 2003	50,147.2	77,951.0	18,726.0	(18,805.7)	128,018.5
Net new means	(839.4)	1,096.0	1,249.9	(570.5)	936.0
Capital gains/losses	1,450.7	2,078.3	35.5	(172.7)	3,391.8
Transfer between business lines and other	1,470.8		(75.0)	(209.2)	1,186.6
Closing balance at 31 March 2004	**52,229.3**	**81,125.3**	**19,936.4**	**(19,758.1)**	**133,532.9**

Annexes to report on first quarter figures 2004 of Fortis

Summary of consolidated figures Insurance

(in EUR million)

	First quarter 2004	*First quarter 2003*
Fortis ASR		
Total revenues, net of interest expense	2,011.0	1,381.0
Operating result before taxation	110.1	203.5
Net operating profit before realized value differences	74.1	63.9
Total assets	38,785.1	37,444.8 [2]
Fortis AG		
Total revenues, net of interest expense	871.3	961.2
Operating result before taxation	30.1	148.4
Net operating profit before realized value differences	60.3	60.5
Total assets	18,409.1	17,915.1 [2]
FB Insurance		
Total revenues, net of interest expense	934.4	841.4
Operating result before taxation	62.2	66.3
Net operating profit before realized value differences	39.8	37.5
Total assets	17,750.0	17,289.0 [2]
Fortis International		
Total revenues, net of interest expense	896.9	819.9
Operating result before taxation	37.6	33.0
Net operating profit before realized value differences	22.6	14.5
Total assets	15,143.4	15,062.1 [2]
Assurant, Inc.		
Total revenues, net of interest expense	506.7	1,604.7
Operating result before taxation	52.7	109.2
Net operating profit before realized value differences	41.8	75.3
Total assets	673.0	18,348.1 [2]
Insurance		
Total revenues, net of interest expense	5,220.3	5,608.2
Operating result before taxation	292.7	560.4
Net operating profit before realized value differences	238.6	251.7
Total assets [1]	90,643.0	105,967.6 [2]

1) *Including eliminations.*
2) *Year-end 2003.*

Annexes to report on first quarter figures 2004 of Fortis

Profit and loss account insurance
(in EUR million)

	Life	Non-life	First quarter 2004 Total
Revenues:			
Insurance premiums	2,420.7	1,333.7	3,754.4
Interest income	566.6	120.2	686.8
Results from financial transactions			
- on behalf of policyholders	545.6		545.6
- other	(45.8)	(8.0)	(53.8)
Other revenues			
- on behalf of policyholders	88.8		88.8
- other	239.8	55.7	295.5
Total revenues	3,815.7	1,501.6	5,317.3
Interest expense	(87.8)	(9.2)	(97.0)
Total revenues, net of interest expense	**3,727.9**	**1,492.4**	**5,220.3**
Technical charges insurance	(3,216.1)	(866.2)	(4,082.3)
Value adjustments	(5.2)	(0.4)	(5.6)
Net revenues	506.6	625.8	1,132.4
Operating expenses	(354.8)	(484.9)	(839.7)
Operating result before taxation	**151.8**	**140.9**	**292.7**
Taxation	(69.2)	(46.4)	(115.6)
Operating group profit	82.6	94.5	177.1
Minority interests	10.0	0.7	10.7
Net operating profit before value differences	**72.6**	**93.8**	**166.4**
Value differences on the equity portfolio	201.8	49.1	250.9
Net operating profit	**274.4**	**142.9**	**417.3**
Non-operating items after taxation	71.7	33.7	105.4
Net profit	**346.1**	**176.6**	**522.7**
Technical result:			
- Life	176.1		
- Accident & Health		49.8	
- Motor		25.8	
- Fire		13.6	
- Other		15.5	
Total technical result	**176.1**	**104.7**	
Realized and unrealized capital gains	(46.4)	(8.0)	
Other	22.1	44.2	
Operating result before taxation	**151.8**	**140.9**	

Annexes to report on first quarter figures 2004 of Fortis

Profit and loss account insurance
(in EUR million)

	Life	Non-life	First quarter 2003 Total
Revenues:			
Insurance premiums	2,985.8	2,177.0	5,162.8
Interest income	648.2	179.2	827.4
Results from financial transactions			
- on behalf of policyholders	(815.4)		(815.4)
- other	131.2	34.0	165.2
Other revenues			
- on behalf of policyholders	95.4		95.4
- other	264.1	94.5	358.6
Total revenues	3,309.3	2,484.7	5,794.0
Interest expense	(163.5)	(22.3)	(185.8)
Total revenues, net of interest expense	**3,145.8**	**2,462.4**	**5,608.2**
Technical charges insurance	(2,400.5)	(1,337.5)	(3,738.0)
Value adjustments	(8.5)	(0.8)	(9.3)
Net revenues	736.8	1,124.1	1,860.9
Operating expenses	(396.6)	(903.9)	(1,300.5)
Operating result before taxation	**340.2**	**220.2**	**560.4**
Taxation	(111.3)	(71.3)	(182.6)
Operating group profit	228.9	148.9	377.8
Minority interests	14.2	0.6	14.8
Net operating profit before value differences	**214.7**	**148.3**	**363.0**
Value differences on the equity portfolio [1]	(946.3)	(122.5)	(1,068.8)
Net operating profit	**(731.6)**	**25.8**	**(705.8)**
Non operating items after taxation			
Net profit	**(731.6)**	**25.8**	**(705.8)**
Technical result:			
- Life	193.8		
- Accident & Health		85.1	
- Motor		38.4	
- Fire		4.0	
- Other		37.1	
Total technical result	**193.8**	**164.6**	
Realized and unrealized capital gains	131.2	34.0	
Other	15.2	21.6	
Operating result before taxation	**340.2**	**220.2**	

1) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Annexes to report on first quarter figures 2004 of Fortis

Specification of net premiums earned

(in EUR million)

	Life	*Non-life*				*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
First quarter 2004						
Gross premiums	2,444.9	882.7	389.2	287.4	513.2	4,517.4
Ceded reinsurance premiums	(24.2)	(184.3)	5.9	(45.3)	(140.4)	(388.3)
Net change in provisions for unearned premiums		(224.3)	(44.8)	(38.9)	(66.7)	(374.7)
Total net premiums earned	**2,420.7**	**474.1**	**350.3**	**203.2**	**306.1**	**3,754.4**
First quarter 2003						
Gross premiums	3,030.3	1,378.0	406.5	275.3	1,133.7	6,223.8
Ceded reinsurance premiums	(44.5)	(189.4)	4.7	(41.2)	(387.9)	(658.3)
Net change in provisions for unearned premiums		(233.7)	(43.0)	(32.1)	(93.9)	(402.7)
Total net premiums earned	**2,985.8**	**954.9**	**368.2**	**202.0**	**651.9**	**5,162.8**

Net premiums earned by line of business, by region

(in EUR million)

	Life	*Non-life*				*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
First quarter 2004						
Belgium	994.5	79.0	87.3	77.2	35.8	1,273.8
The Netherlands	974.5	172.8	131.0	81.1	87.8	1,447.2
Luxembourg	123.4	0.2		1.7	0.6	125.9
Total Benelux	2,092.4	252.0	218.3	160.0	124.2	2,846.9
United States	58.5	209.0			165.6	433.1
Rest of the world	269.8	13.1	132.0	43.2	16.3	474.4
Total	**2,420.7**	**474.1**	**350.3**	**203.2**	**306.1**	**3,754.4**
First quarter 2003						
Belgium	1,311.3	73.7	79.8	73.4	35.5	1,573.7
The Netherlands	1,033.5	164.8	128.2	78.5	89.8	1,494.8
Luxembourg	130.3	0.2		2.2	0.8	133.5
Total Benelux	2,475.1	238.7	208.0	154.1	126.1	3,202.0
United States	191.3	700.2			508.5	1,400.0
Rest of the world	319.4	16.0	160.2	47.9	17.3	560.8
Total	**2,985.8**	**954.9**	**368.2**	**202.0**	**651.9**	**5,162.8**

Annexes to report on first quarter figures 2004 of Fortis

Specification life insurance premiums
(in EUR million)

	First quarter 2004	*First quarter 2003*	*Percentage change*
Individual premiums	1,837.1	2,480.8	(26)
Premiums under group contracts	607.8	549.5	11
Gross premiums	**2,444.9**	**3,030.3**	**(19)**
Periodic premiums	1,126.7	1,182.5	(5)
Single premiums	1,318.2	1,847.8	(29)
Gross premiums	**2,444.9**	**3,030.3**	**(19)**
Premiums from:			
- Non-bonus contracts	474.1	636.6	(26)
- Bonus contracts	1,270.1	1,768.0	(28)
- Contracts where the policyholders bear the investment risk	700.7	625.7	12
Gross premiums	**2,444.9**	**3,030.3**	**(19)**
Individual contracts:			
- Periodic premiums	452.3	547.2	(17)
- Single premiums	828.7	1,439.4	(42)
Premiums group contracts	463.2	418.0	11
Investment-linked premiums	700.7	625.7	12
Gross premiums	**2,444.9**	**3,030.3**	**(19)**

Key figures insurance by quarter
(in EUR million)

	2004				*2003*
	first quarter	*fourth quarter*	*third quarter*	*second quarter*	*first quarter*
Premiums earned Life	2,420.7	2,374.5	1,931.6	2,113.3	2,985.8
Premiums earned Non-life	1,333.7	2,319.8	2,121.4	2,118.6	2,177.0
Operating expenses	(839.7)	(1,416.1)	(1,202.7)	(1,221.5)	(1,300.5)
Operating result before taxation	292.7	273.9	369.0	(620.0)	560.4
Taxation	(115.6)	(103.4)	(107.5)	266.5	(182.6)
Net operating profit before value differences	**166.4**	**158.4**	**248.1**	**(364.7)**	**363.0**
Value differences on the equity portfolio [1]	250.9	427.4	197.3	1,036.2	(1,068.8)
Net operating profit	**417.3**	**585.8**	**445.4**	**671.5**	**(705.8)**
Non operating items after taxation	105.4	(86.4)	(1.5)	(11.5)	
Net profit	**522.7**	**499.4**	**443.9**	**660.0**	**(705.8)**

1) *Including results on hedging transactions and unrealized capital gains on equity portfolio.*

Annexes to report on first quarter figures 2004 of Fortis

Specification of commissions and fees banking

(in EUR million)

		First quarter 2004		*First quarter 2003*		*Percentage change*
Issuance	10.9		10.6		3	
Securities transactions	129.1		114.0		13	
Insurance	41.4		48.5		(15)	
Asset management	187.4		154.6		21	
Payment services	95.4		85.7		11	
Miscellaneous	159.6		143.3		11	
Total commission income		623.8		556.7		12
Commission paid		(131.3)		(130.4)		1
Net commission income		**492.5**		**426.3**		**16**

Specification of result from financial transactions banking

(in EUR million)

	First quarter 2004	*First quarter 2003*	*Percentage change*
Trading	(17.3)	166.7	*
Venture capital	(1.4)	(11.6)	(88)
Participating interests	1.9	(6.9)	*
Realized capital gains and losses	417.5	416.1	0
Total	**400.7**	**564.3**	**(29)**

Specification of other revenues banking

(in EUR million)

	First quarter 2004	*First quarter 2003*	*Percentage change*
Dividends from equity securities	12.3	7.4	67
Rental income land & buildings	35.4	36.2	(2)
Revenues from participating interests	16.9	(8.1)	*
Income from leasing activities	97.8	89.4	9
Other revenues	31.2	40.3	(23)
Total	**193.6**	**165.2**	**17**

Annexes to report on first quarter figures 2004 of Fortis

Specification operating expenses banking
(in EUR million)

	First quarter 2004	*First quarter 2003*	*Percentage change*
Staff costs	721.5	745.3	(3)
Depreciation and amortization	62.6	60.3	4
Other costs	426.1	441.2	(3)
	1,210.2	1,246.8	(3)
Cost of assets held for lease	74.6	66.0	13
Total operating expenses	**1,284.8**	**1,312.8**	**(2)**

Selected balance sheet figures banking
(in EUR million)

		31 March 2004		*31 December 2003*
Balance sheet total		461,345.9		423,978.9
Risk-bearing capital		22,174.7		21,375.1
Risk-weighted assets		173,076.4		161,507.3
Tier 1 ratio (in %)		7.7		7.9
Total capital ratio (in %)		12.0		12.4
Loans and advances to customers:				
• public sector		4,687.6		4,533.5
• private sector				
* commercial		124,832.7		105,477.3
* retail				
- mortgages	54,091.2		55,857.3	
- other	8,837.6		8,533.9	
		62,928.8		64,391.2
Total loans and advances to customers		**192,449.1**		**174,402.0**
Amounts owed to customers:				
• savings deposits				
* repayable on demand	53,208.2		51,185.8	
* with agreed maturity dates or periods of notice	44,212.1		49,433.6	
		97,420.3		100,619.4
• other debts				
* repayable on demand	59,502.8		57,006.4	
* with agreed maturity dates or periods of notice	59,244.7		44,179.4	
		118,747.5		101,185.8
Total amounts owed to customers		**216,167.8**		**201,805.2**

Annexes to report on first quarter figures 2004 of Fortis

Key figures banking by quarter
(in EUR million)

	2004				2003
	first quarter	*fourth quarter*	*third quarter*	*second quarter*	*first quarter*
Net interest income	1,156.9	1,163.7	1,127.5	1,039.8	1,049.1
Commissions and fees	492.5	486.0	443.1	446.2	426.3
Results from financial transactions	400.7	(96.8)	46.0	338.9	564.3
Other revenues	193.6	222.6	171.0	190.8	165.2
Total revenues. net of interest expense	**2,243.7**	**1,775.5**	**1,787.6**	**2,015.7**	**2,204.9**
Value adjustments	(107.7)	(189.2)	(197.0)	(183.2)	(192.3)
Staff costs	(721.5)	(699.2)	(741.2)	(709.6)	(745.3)
Other operating expenses	(488.7)	(466.6)	(471.3)	(496.9)	(501.5)
Cost of assets held for lease	(74.6)	(87.7)	(58.5)	(84.3)	(66.0)
Operating result before taxation	**851.2**	**332.8**	**319.6**	**541.7**	**699.8**
Taxation	(217.9)	(31.2)	(88.5)	(85.2)	(244.0)
Minority interests	15.9	13.8	12.9	14.3	14.2
Net operating profit before value differences	**617.4**	**287.8**	**218.2**	**442.2**	**441.6**
Value differences on the equity portfolio	35.8	19.6	69.6	49.8	(82.8)
Net operating profit	**653.2**	**307.4**	**287.8**	**492.0**	**358.8**
Non-operating items after taxation	(11.2)	63.9	(14.7)		
Net profit	**642.0**	**371.3**	**273.1**	**492.0**	**358.8**

Fortis
Rue Royale 20
1000 Brussels
Belgium
Telephone 32 (0)2 510 52 11

Archimedeslaan 6
3584 BA Utrecht
The Netherlands
Telephone 31 (0)30 257 65 76

Internet address : www.fortis.com
E-mail address : info@fortis.com

0000-6007701E-23042004